20170282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2017

David M. Silk
Wachtell, Lipton, Rosen & Katz
dmsilk@wlrk.com

Re: Dorian LPG Ltd.
Incoming letter dated May 12, 2017

Dear Mr. Silk:

This is in response to your letters dated May 12, 2017 and May 25, 2017 concerning the shareholder proposal submitted to Dorian by SEACOR Holdings Inc. We also have received letters on the proponent's behalf dated May 19, 2017 and May 30, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David E. Zeltner
Milbank, Tweed, Hadley & McCloy LLP
dzeltner@milbank.com

June 29, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dorian LPG Ltd.
Incoming letter dated May 12, 2017

The proposal would amend the bylaws to require shareholder approval prior to the adoption of any rights plans and to require the redemption of rights issued under existing rights plans.

There appears to be some basis for your view that Dorian may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Dorian's 2017 proxy materials. In this regard, we note your representation that Dorian received the SEACOR Proposal after receiving the Metropolitan Proposal. Accordingly, we will not recommend enforcement action to the Commission if Dorian omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dorian relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

May 12, 2017

<u>VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dorian LPG Ltd.
Shareholder Proposals Submitted by Metropolitan Capital Partners V LLC & SEACOR Holdings Inc. for Inclusion in the Dorian LPG Ltd. 2017 Proxy Statement

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "<u>Act</u>"), Dorian LPG Ltd. ("<u>Dorian</u>" or the "<u>Company</u>") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "<u>Proxy Materials</u>") for the Dorian 2017 annual meeting of shareholders (the "<u>2017 Annual Meeting</u>"), in reliance on Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(11), a proposal and related supporting statement received on March 13, 2017 from SEACOR Holdings Inc. (the "<u>SEACOR Proposal</u>"). Dorian intends to exclude the SEACOR Proposal on the grounds that (x) it is substantially duplicative of a proposal submitted earlier in the day on March 13, 2017 by Metropolitan Capital Partners V LLC (the "Metropolitan Proposal"), which Dorian intends to include in its Proxy Materials, (y) it is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization, and (z) it would, if implemented, cause the Company to violate law to which it is subject. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Dorian omits the SEACOR Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(11) for the reasons stated herein.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, and Staff Legal Bulletin No. 14D, the Company is electronically submitting to the Commission this letter, a copy of the Metropolitan Proposal (as Exhibit A), the SEACOR Proposal (as Exhibit B) and the Opinion (as defined below) (as Exhibit C). Dorian expects to file its definitive Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about July 31, 2017. Accordingly, pursuant to Rule 14a-8(j), Dorian is submitting its reasons for omitting the SEACOR Proposal no later than 80 calendar days before filing its definitive Proxy Materials with the Commission. We are concurrently forwarding this letter to SEACOR Holdings Inc. as notice of the Company's intent to omit the SEACOR Proposal from the Proxy Materials.

The Metropolitan Proposal

At 3:13 p.m. by e-mail and 3:26 p.m. by mail courier on March 13, 2017, the Company received the Metropolitan Proposal, which would seek the following:

> RESOLVED: Shareholders request that our Board take the steps (i) to terminate and redeem the Rights Agreement dated as of December 16, 2016 or to subject it to a shareholder vote and (ii) to adopt a bylaw or charter amendment providing that any subsequent shareholder rights plan or "poison pill" shall trigger a mandatory shareholder vote as a separate ballot item. Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. A shareholder rights plan or "poison pill" expiration date shall not waive this mandatory vote."

The SEACOR Proposal

After receiving the Metropolitan Proposal, at 6:48 p.m. by e-mail and after business hours by mail courier on March 13, 2017, the Company received a similar proposal from SEACOR Holdings, Inc., which would seek the following:

> RESOLVED, that, pursuant to Section 88 of the Marshall Islands Business Corporations Act and Article N of the Articles of Incorporation (the "Articles") of Dorian LPG Ltd. (the "Company"), the Articles are hereby amended by adding the following as Article O:
>
> O. Stockholder Rights Plan.

> (a) The Corporation will not adopt any "Rights Plan" (as defined below) without prior stockholder approval. For purposes of this Article, the term "Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of the Corporation, designed to assist the Board of Directors in responding in a negative manner to unsolicited takeover proposals and significant stock accumulations by conferring certain rights on shareholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition of a specified percentage of stock.
>
> (b) The Corporation shall redeem the rights issued under any Rights Plan in effect as of the date these Articles were amended to add this Article O.

I. Basis for Exclusion of the SEACOR Proposal

We respectfully request that the Staff concur with our view that the SEACOR Proposal may properly be excluded from the Proxy Materials pursuant to (x) Rule 14a-8(i)(11) because the SEACOR Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's Proxy Materials, (y) Rule 14a-8(i)(1) because the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization, and (z) Rule 14a-8(i)(2) because the proposal, if implemented, would cause the Company to violate law to which it is subject.

Analysis

A. The SEACOR Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That the Company Intends to Include in Its Proxy Materials

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first of such proposals. *See, e.g. Wells Fargo & Co*. (avail. Feb. 5, 2003). The Company received the Metropolitan Proposal at 3:13 p.m. by e-mail and 3:26 p.m. by mail courier on March 13, 2017 and it subsequently received the SEACOR Proposal at 6:48 p.m. by e-mail and after business hours by mail courier on March 13, 2017. Therefore, the Company intends to exclude the later received SEACOR Proposal as substantially duplicative of the Metropolitan Proposal received first in time. *See, e.g., Motorola, Inc*., (avail. Jan. 9, 2008) (a proposal received by facsimile at 5:16 p.m. on October 17 was permitted to be omitted as substantially duplicative of a proposal received in the morning on the same day).

Two proposals need not be identical to provide a basis for exclusion under Rule 14a-8(i)(11). The standard the Staff has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. See, e.g., *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, recon. denied Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations).

The principal thrust or focus of both the SEACOR Proposal and the Metropolitan Proposal is the same: to have Dorian redeem its existing shareholder rights plan and to provide shareholders with an opportunity to vote on any subsequent shareholder rights plan that the Company may adopt. The only substantive difference between the proposals relates to the mechanism by which those requirements would be implemented. The SEACOR Proposal, if approved, would amend the Dorian articles of incorporation to redeem the existing rights plan and prohibit the Company from adopting any future rights plan without prior shareholder approval. The Metropolitan Proposal requests that the Board takes steps to terminate the existing shareholder rights plan or subject it to a shareholder vote, and adopt a bylaw or charter amendment that would prohibit the Company from adopting any future rights plan without shareholder vote. This difference in the binding nature of the proposals, however, is without significance to the analysis under Rule 14a-8(i)(11). The Staff consistently has taken the position that shareholder proposals may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even though one proposal amends or requests an amendment to a corporation's governing documents and one merely requests the adoption of a policy or resolution by the corporation's Board of Directors. *United Technologies Corporation* (available Jan. 19, 2006) (precatory proposal requesting that the Board adopt a majority voting standard substantially duplicative of earlier-received mandatory bylaw amendment requiring majority voting). The other differences between the proposals (namely that the SEACOR Proposal would require a prior shareholder vote for subsequent rights plans whereas the Metropolitan Proposal would permit shareholder ratification of future rights plans, and that the Metropolitan Proposal contemplates shareholder ratification of the existing rights plan) are not substantive and, therefore, do not alter the conclusion that the two proposals have the same principal thrust or focus. The Staff has previously concurred with a company's characterization of two proposals as substantially duplicative under Rule 14a-8(i)(11) because the subject matter of the proposals was the same, despite differences in wording, specificity and breadth. *See Wal-Mart Stores, Inc*. (available Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs).

In fact, the Staff has previously taken the position, after considering facts virtually identical to those presented here, that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same, even if the proposals are not identical. An issuer receiving a proposal substantially identical to the Metropolitan Proposal, which it intended to include in its proxy materials, was advised by the Staff that a later-received proposal substantially identical to the SEACOR Proposal was excludable on grounds of substantial duplication. See *EMCOR Group, Inc.* (avail. May 16, 2000) (mandatory bylaw amendment prohibiting the adoption or retention of the company's stockholder rights plan substantially duplicative of an earlier received precatory proposal requesting that the Board refrain from adopting a rights plan or agreement without prior approval of the stockholders and to redeem the rights plan currently in place).

Further, the inclusion of both the Metropolitan Proposal and the SEACOR Proposal in the Proxy Materials would be confusing to shareholders and, if both were approved, would result in alternative and inconsistent results: the former proposal is precatory and would require the Board to consider amendments to the Company's governance documents while the latter is binding and would result in an amendment to the Company's articles. This would frustrate the purpose of Rule 14a-8(i)(11), which is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently. See Release No. 34-12999 (November 22, 1976).

Because the Company intends to include the Metropolitan Proposal in its Proxy Materials, which it received first, the Company believes that it may exclude the SEACOR Proposal.[1]

B. The SEACOR Proposal May Be Excluded Under Rules 14a-8(i)(1) and (2) Because It Is Not a Proper Subject for Action by Shareholders and Would, If Implemented, Cause the Company to Violate Marshall Islands Law.

The Company has been advised by its Marshall Islands counsel, Reeder & Simpson P.C., that the SEACOR Proposal is not a proper subject for action by the shareholders of the Company and would, if implemented, violate Marshall Islands law. A copy of the opinion of Reeder & Simpson P.C. containing such advice, dated May 10, 2017 (the "<u>Opinion</u>") is attached hereto as <u>Exhibit C</u>.

Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded if its implementation would "cause the company to violate any state, federal or foreign law to which it is subject." The Staff has concurred with the exclusion of proposals that would require a company's directors to violate the state, federal or foreign law to which it is subject. *See, e.g.*, *Vail Resorts, Inc.* (Sept. 16, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued, among other things, that the proposal would cause the directors to violate applicable law by requiring the board to take specific actions even if the board determined that it was not in the best interests of the company and its shareholders to do so); *Citigroup Inc.* (Feb. 22, 2012) (same); *Monsanto Co.* (Nov. 7, 2008) (same); *GenCorp Inc.* (Dec. 20, 2004) (same). As more fully discussed in the Opinion, the SEACOR Proposal, if implemented, would cause the Company to violate Marshall Islands law. The Opinion explains that, the SEACOR Proposal, if

---

[1] For reference, the Metropolitan Proposal would require a vote of a majority of the votes cast and the SEACOR Proposal would require a vote of at least two-thirds of the votes cast and a majority of the total votes eligible to be cast to be approved.

adopted, by compelling the Board to redeem the existing shareholder rights plan (contravening the Board's best judgment in establishing the shareholder rights plan), and by unavoidably limiting the Board's discretion in response to a takeover proposal, irrespective of whether such an action would be consistent with the directors' fiduciary duties, would infringe the Board's ability to exercise its managerial authority and fiduciary duties, and if implemented, would cause the Company to violate Marshall Islands law. Accordingly, the SEACOR Proposal is excludable under Rule 14a-8(i)(2).

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Staff has consistently concurred that a shareholder proposal which mandates or directs a company's board of directors to take certain action may be excluded under Rule 14a-8(i)(1) if it infringes on the authority granted to a board of directors under the laws of the jurisdiction of the company's organization. *See, e.g., Goldman Sachs Group Inc.* (Feb. 7, 2013); *Bank of America Corp.* (Feb. 16, 2011); *Equus II Inc.* (Jan. 27, 2005); *Wyeth* (Jan. 26, 2004) and *Phillips Petroleum Co.* (avail. Mar. 13, 2002). The Staff has warned shareholders against making binding proposals in its Staff Legal Bulletin No. 14 (July 13, 2001), stating: "In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." The Opinion explains that the SEACOR Proposal, by mandating the decision that the Board shall redeem the rights under the existing shareholder rights plan, and by limiting the board's discretion in response to a takeover proposal, would constitute a substantive and not merely procedural limitation on the Board's authority, would exceed the power of shareholders under Marshall Islands law to limit the authority of the Board, and therefore is not a proper subject for action by the shareholders of the Company. As a result, the SEACOR Proposal is also excludable pursuant to Rule 14a-8(i)(1).

We note that the Staff has previously concurred with the exclusion in reliance on Rule 14a-8(i)(2) or Rule 14a-8(i)(1) of proposals with substantially identical effect to the SEACOR Proposal—compelling the redemption of an existing shareholder rights plan or requiring prior shareholder approval of any future shareholder rights plan. *See, e.g., Toys "R" Us, Inc.* (April 9, 2002); *Mattel, Inc.* (March 27, 2002); *Novell, Inc.* (February 14, 2000).

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Dorian omits the SEACOR Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(11).

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. The Staff can contact the undersigned at (212) 403-1256 or at DMSilk@wlrk.com or Elina Tetelbaum at (212) 403-1061 or at etetelbaum@wlrk.com.

We appreciate your attention to this request.

Best regards,

David M. Silk

Enclosures

cc: William C. Long (SEACOR Holdings, Inc.)
John Hadjipateras (Dorian LPG Ltd.)
Elina Tetelbaum (Wachtell, Lipton, Rosen & Katz)
Ray Simpson (Reeder & Simpson P.C.)

Exhibit A

METROPOLITAN
CAPITAL

March 13, 2017

BY FEDEX

Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
Attention: Secretary

Re: **Rule 14a-8 Shareholder Proposal**

Dear Sir or Madam:

Metropolitan Capital Partners V LLC ("**MCPV**"), is currently the beneficial owner of 7,750 shares of Common stock, par value $0.01 per share (the "**Common Stock**"), of Dorian LPG Ltd. (the "**Company**"). MCPV has a business address at 165 East 71st Street-#1, New York, NY, 10021.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, MCPV hereby submits the shareholder proposal attached hereto as Exhibit A (the "**Proposal**") for inclusion in the Company's Proxy Statement for the Company's 2017 annual meeting of shareholders (the "**2017 Annual Meeting**").

MCPV has no interest in the Proposal other than its submission for a vote by the stockholders of the Company. MCPV hereby represents that (i) it has continuously held at least $2,000 in market value of the Common Stock for at least one year prior to the date hereof (see Attachment 1 attached hereto) and that it intends to continue to hold the required number of securities through the date of the 2017 Annual Meeting, and (ii) it intends to appear in person or by proxy at the 2017 Annual Meeting to submit the Proposal for approval by the Company's shareholders.

If there is anything in this notice you do not understand or if you require any additional information please immediately contact counsel, Kleinberg, Kaplan, Wolff & Cohen, P.C. Attention: Christopher P. Davis, Esq., Email: cdavis@kkwc.com..

METROPOLITAN CAPITAL PARTNERS V LLC

By: ______________________
Name: Jeffrey E. Schwarz
Title: Managing Member

EXHIBIT A

Proposal

RESOLVED: Shareholders request that our Board take the steps (i) to terminate and redeem the Rights Agreement dated as of December 16, 2016 or to subject it to a shareholder vote and (ii) to adopt a bylaw or charter amendment providing that any subsequent shareholder rights plan or "poison pill" shall trigger a mandatory shareholder vote as a separate ballot item. Such a mandatory vote, in compliance with applicable law, would be at the earliest next shareholder meeting or special meeting. A shareholder rights plan or "poison pill" expiration date shall not waive this mandatory vote."

Supporting Statement

Metropolitan Capital encourages all shareholders to support our proposal calling for the Board (i) to redeem Dorian LPG Ltd.'s ("Dorian" or the "Company") shareholder rights plan (conventionally referred to as a "poison pill") or, alternatively (ii) to provide the shareholders an opportunity to vote to ratify or rescind the plan.

Metropolitan Capital has been a shareholder of Dorian since 2013. Because Dorian had substantial takeover protections in place (including a staggered board of directors and a provision limiting transactions with interested shareholders) since its initial public offering, we were somewhat surprised when the Board adopted a poison pill in December 2015. Nonetheless, we understood that the Board might well have known of an imminent threat to the Company's independence and believed a poison pill was advisable as a temporary mechanism to deal with that threat. We were comforted by the inclusion in that initial plan of a provision calling for the ratification by the shareholders of the poison pill within a year, failing which it would expire. However, we found it shocking when, in December 2016, the Board allowed that poison pill to expire without bothering to hold the shareholder vote they had implicitly promised and instead adopted a replacement poison pill completely lacking a provision requiring shareholder ratification.

The most fundamental right of ownership is the ability to determine whether or not to sell a company. This is a right that ultimately must remain with the shareholders. A poison pill potentially allows a company's board of directors to frustrate that right by unduly strengthening a board's ability to reject a deal without regard to the wishes of shareholders.

Good corporate governance thought leaders, including Institutional Shareholder Services and the Council of Institutional Investors, strongly encourage public companies to submit poison pills to shareholder votes. Metropolitan Capital agrees and urges you to vote "for" its proposal to have the Board redeem the current poison pill or to allow shareholders to approve this and all future poison pills. Let the board hear your call for good corporate governance and a fair say on the adoption of poison pills that could impact the value of Dorian for us, the true owners of the Company.

We believe that this action is needed. WE URGE YOU TO VOTE **FOR** THIS PROPOSAL.

ATTACHMENT 1

Goldman, Sachs & Co.
200 West Street
New York, New York 10282

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Goldman Sachs

Metropolitan Capital Partners V LLC
654 Madison Avenue, 8th Floor
New York, NY 10065

March 13, 2017

Sirs,

Statement of Holdings: (MHY2106R1100 : ISN) DORIAN LPG LTD CMN

Goldman, Sachs & Co. ("GSCO") and/or Goldman Sachs International ("GSI") act as prime broker, custodian and/or lender to the funds and for the accounts listed below (the "Funds"). This will confirm that the Securities described below were reflected on GSCO's and GSI's book and records for the accounts of the applicable Fund on the dates indicated:

Acct Desc	Acct Number	Dates	Minimum Quantity of Voting Shares Continuously Held During Period
METROPOLITAN CAPITAL PARTNERS V LLC	***FISMA & OMB Memorandum M-07-16***	3/9/2016 thru 4/24/2016	7,750

Please note that, to the extent financing was extended against any of the Securities during any of the applicable time periods, standard collateral arrangements may have resulted in transfers of such Securities pursuant to GS&Co.'s or GSI's rights as a secured creditor, in which case the applicable Account retained a contractual right against GS&Co. or GSI, as applicable, for the delivery of equivalent securities, with the result that one or more of the Accounts may not have had the right to vote or exercise other indicia of ownership of the Securities, and that GS&Co. or GSI, as applicable, may have lent, sold or otherwise used the Securities. Please note that GS&Co. or GSI, as applicable, may not have sufficient Securities in its possession or control in Securities on any day (whether or not a record date) for a number of reasons (such condition is known as a "Segregation Deficiency"), including without limitation, other broker-dealers failing-to-deliver securities to GS&Co. or GSI, as applicable. If GS&Co. or GSI, as applicable, has a Segregation Deficiency, one or more of the Accounts may not have had the right to vote or exercise other indicia of ownership for all or a portion of the Securities.

Sincerely,

Goldman, Sachs & Co.

200 West Street | New York, NY 10282-2198
Tel: 212-902-5735 | Fax: 212-256-4759 | gary.giglio@gs.com

Gary Giglio
Managing Director
Investment Management Division

Goldman Sachs

Jeffrey Schwarz

FISMA & OMB Memorandum M-07-16

Sirs,

Statement of Holdings: [Dorian LPG LTD CMN], CUSIP ____Y2106R110_________ (the "**Securities**")

Goldman, Sachs & Co. ("**GS&Co.**") acts as custodian and/or lender to the accounts listed below (the "**Accounts**"). This will confirm that the Securities described below were reflected on GS&Co.'s books and records for the applicable Accounts on the dates indicated:

Account	Dates	Account Name	Quantity
FISMA & OMB Memorandum M-07-16	4/25/2016-12/1/2016	Metropolitan Capital Partners V LLC	30,000
	12/1/2016-3/13/2017	Metropolitan Capital Partners V LLC	7,750

Please note that, to the extent financing was extended against any of the Securities during any of the applicable time periods, standard collateral arrangements may have resulted in transfers of such Securities pursuant to GS&Co.'s rights as a secured creditor, in which case the applicable Account retained a contractual right against GS&Co., as applicable, for the delivery of equivalent securities, with the result that one or more of the Accounts may not have had the right to vote or exercise other indicia of ownership of the Securities, and that GS&Co., as applicable, may have lent, sold or otherwise used the Securities. Please note that GS&Co., as applicable, may not have sufficient Securities in its possession or control in Securities on any day (whether or not a record date) for a number of reasons (such condition is known as a "Segregation Deficiency"), including without limitation, other broker-dealers failing-to-deliver securities to GS&Co., as applicable. If GS&Co., as applicable, has a Segregation Deficiency, one or more of the Accounts may not have had the right to vote or exercise other indicia of ownership for all or a portion of the Securities.

Sincerely,

Gary Giglio

Please note that we accept no responsibility or liability to you or any third party in connection with the contents of this letter. The foregoing information is disclosed to you for informational purposes only and should not be relied upon by you or any third party for any other purpose. The letter is based on information that we believe to be correct, however, the information is correct only as of the date stated and would need to be reconfirmed in respect of any other date. The above information may list purchases and sales cleared by us for the accounts and the dates indicated therein, along with certain additional information. Please note however that the official statement of your transactions and securities holdings is provided to you in the form of Goldman Sachs confirmations at the time of the transaction for transactions executed through Goldman Sachs, and monthly customer statements at the end of each calendar month for all transactions cleared to your Goldman Sachs account. The attached is being provided at your request as a courtesy and is not an official report nor in a form customarily provided to our clients nor is it maintained in such a format by us as part of our official books and records. Goldman, Sachs & Co. has no independent regulatory requirement or duty to maintain, and the attached is not meant to be a substitute for, your or your official books and records, nor do we assume any responsibility for any regulatory compliance obligations to which you may be subject. We do not represent that this material is accurate, complete or up-to-date, nor suitable for your intended use and we do not accept liability for any losses or damages arising from your use of this information.

Exhibit B

SEACOR Holdings Inc.

SEACOR Holdings Inc. · 2200 Eller Drive · P.O. Box 13038 · Fort Lauderdale, FL 33316 · (954) 523-2200
www.seacorholdings.com

William C. Long
Executive Vice President,
Chief Legal Officer
and Corporate Secretary

Phone: (954) 627-5206
Email: blong@ckor.com

March 13, 2017

Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
Attn.: Secretary

Ladies and Gentlemen:

I am writing on behalf of SEACOR Holdings Inc. (the "Proposing Shareholder") to submit the attached resolution and supporting statement for inclusion in the proxy statement of Dorian LPG Ltd. (the "Company") for the 2017 annual meeting of shareholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the "2017 Annual Meeting") or any other meeting of shareholders held in lieu thereof. This notice is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

As of the date hereof, the Proposing Shareholder is the beneficial owner of 9,177,135 shares of common stock, par value $0.01 per share, of the Company (the "Shares"). Enclosed please find a copy of the Schedule 13G filed by the Proposing Shareholder on February 9, 2015, as well as all subsequent amendments thereto (Amendment 1 filed on February 5, 2016), which together confirm the Company's beneficial ownership of the Shares. At the time of making this proposal, the Proposing Shareholder continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the proposal for at least one year, and the Proposing Shareholder intends to hold such Shares through the date of the 2017 Annual Meeting. A representative of the Proposing Shareholder will appear in person or by proxy to bring the resolution before the 2017 Annual Meeting.

If you wish to discuss the proposal, please feel free to contact the undersigned at (954) 627-5206 or at blong@ckor.com.

Sincerely,

William C. Long
Executive Vice President
Chief Legal Officer & Corporate Secretary

Enclosures

Shareholder Proposal:

RESOLVED, that, pursuant to Section 88 of the Marshall Islands Business Corporations Act and Article N of the Articles of Incorporation (the "Articles") of Dorian LPG Ltd. (the "Company"), the Articles are hereby amended by adding the following as Article O:

O. Stockholder Rights Plan.

(a) The Corporation will not adopt any "Rights Plan" (as defined below) without prior stockholder approval. For purposes of this Article, the term "Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the stockholders of the Corporation, designed to assist the Board of Directors in responding in a negative manner to unsolicited takeover proposals and significant stock accumulations by conferring certain rights on shareholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition of a specified percentage of stock.

(b) The Corporation shall redeem the rights issued under any Rights Plan in effect as of the date these Articles were amended to add this Article O.

Supporting Statement:

This proposal, if approved, will result in the Company redeeming its current shareholder rights plan, commonly known as a "poison pill." It will also require the Company to obtain shareholder approval before adopting a new rights plan.

Institutional Shareholder Services, a prominent proxy advisory firm, has a policy that all poison pills should be put to a shareholder vote and holds directors accountable who do not by recommending against their election. When the Company adopted a rights plan on December 21, 2015, the plan was drafted to expire on December 20, 2016, unless the Company's shareholders ratified the plan. However, rather than abide by these terms, the Board of Directors (the "Board") flaunted its promise by adopting a new rights plan on December 16, 2016, expiring on August 31, 2018, without ever even seeking the approval of its shareholders.

We believe shareholders should have the right to vote on a rights plan, and that an amendment to the Articles enshrining this right is necessary in light of the Board's duplicitous conduct in renewing the current plan.

We urge you to VOTE "FOR" this proposal and intend to vote our shares "FOR" this proposal.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Dorian LPG Ltd.

Common Stock, No Par Value

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	**Names of Reporting Persons.** **SEACOR Holdings Inc.** I.R.S. Identification Nos. of above persons (entities only).	
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) .... (b)	
3	SEC Use Only	
4	Citizenship or Place of Organization **Delaware**	
Number of shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: **9,327,135**
	6	Shared Voting Power: **0**
	7	Sole Dispositive Power: **9,327,135**
	8	Shared Dispositive Power: **0**
9	Aggregate Amount Beneficially Owned by Each Reporting Person: **9,327,135**	
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	
11	Percent of Class Represented by Amount in Row (9): **16.1%**[1]	
12	Type of Reporting Person (See Instructions): **CO: HC**	

(1) Based upon the number of 57,783,494 shares of common stock of Dorian LPG Ltd. (the "Issuer") stated to be outstanding as of November 26, 2014, by the Issuer in a Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on December 4, 2014.

Item 1.

(a) Name of Issuer: **Dorian LPG Ltd.**

(b) Address of Issuer's Principal Executive Offices:
27 Signal Road
Stamford, CT 06878

Item 2.

(a) Name of Person Filing: **SEACOR Holdings Inc.**

(b) Address of Principal Business Office or, if none, Residence:
2200 Eller Drive
PO Box 13038
Fort Lauderdale, FL 33316

(c) Citizenship: **Delaware**

(d) Title of Class of Securities: **Common Stock**

(e) CUSIP Number: **Y2106R110**

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

- ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
- ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
- ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
- ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
- ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
- ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
- ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
- ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
- ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
- ☐ Group, in accordance with §240.13d-1 (b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: **9,327,135**

(b) Percent of class: 16.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote **9,327,135**

(ii) Shared power to vote or to direct the vote **0**

(iii) Sole power to dispose or to direct the disposition of: **9,327,135**

(iv) Shared power to dispose or to direct the disposition of **0**

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

SeaDor Holdings LLC, a subsidiary of the Reporting Person, directly owns the shares.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 9, 2015

SEACOR HOLDINGS INC.

By: /s/ Lisa Manekin______
Name: Lisa Manekin
Title: Treasurer

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment 1)

Dorian LPG Ltd.

Common Stock, No Par Value

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	**Names of Reporting Persons.** **SEACOR Holdings Inc.** I.R.S. Identification Nos. of above persons (entities only).		
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		
3	SEC Use Only		
4	Citizenship or Place of Organization **Delaware**		
Number of shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: **9,177,135**	
	6	Shared Voting Power: **0**	
	7	Sole Dispositive Power: **9,177,135**	
	8	Shared Dispositive Power: **0**	
9	Aggregate Amount Beneficially Owned by Each Reporting Person: **9,177,135**		
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		
11	Percent of Class Represented by Amount in Row (9): 15.98%(1)		
12	Type of Reporting Person (See Instructions): **CO: HC**		

(1) This calculation is based on 57,410,962 shares of common stock, par value $0.01 per share, outstanding as of December 7, 2015, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 7, 2015.

Item 1.

(a) Name of Issuer: **Dorian LPG Ltd.**

(b) Address of Issuer's Principal Executive Offices:
27 Signal Road
Stamford, CT 06878

Item 2.

(a) Name of Person Filing: **SEACOR Holdings Inc.**

(b) Address of Principal Business Office or, if none, Residence:
2200 Eller Drive
PO Box 13038
Fort Lauderdale, FL 33316

(c) Citizenship: **Delaware**

(d) Title of Class of Securities: **Common Stock**

(e) CUSIP Number: **Y2106R110**

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

- ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
- ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
- ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
- ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
- ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
- ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
- ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
- ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
- ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
- ☐ Group. in accordance with §240.1 3d-1 (b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: **9,177,135**

(b) Percent of class: 15.98%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote **9,177,135**

(ii) Shared power to vote or to direct the vote **0**

(iii) Sole power to dispose or to direct the disposition of: **9,177,135**

(iv) Shared power to dispose or to direct the disposition of **0**

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

SeaDor Holdings LLC, a subsidiary of the Reporting Person, directly owns the shares.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 5, 2016

SEACOR HOLDINGS INC.

By: /s/ Lisa Manekin
Name: Lisa Manekin
Title: Treasurer

Exhibit C

REEDER & SIMPSON P.C.

Attorneys-at-Law

RRE Commercial Center

Ace Building, Suite 205

1 Lagoon Drive

Majuro, Marshall Islands MH 96960

May 10, 2017

Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06902

Ladies and Gentlemen:

We have acted as special Marshall Islands counsel to Dorian LPG Ltd., a Marshall Islands corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Seacor Holdings Inc., which Seacor proposes to include in the Company's proxy statement and form of proxy for its 2017 annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

In this regard, you have requested our opinion under Marshall Islands law whether the Proposal (i) would, if implemented, be consistent with Marshall Islands law and (ii) is a proper subject for action by the shareholders of the Company.

For the purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Articles of Incorporation of the Company, as amended (the "Articles"), (ii) the bylaws of the Company, as amended, and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

I. The Proposal

The Proposal reads in pertinent part as follows:

> RESOLVED, that, pursuant to Section 88 of the Marshall Islands Business Corporations Act and Article N of the Articles of Incorporation (the "Articles") of Dorian LPG Ltd. (the "Company"), the Articles are hereby amended by adding the following as Article O:
>
> O. Stockholder Rights Plan.
>
> (a) The Corporation will not adopt any "Rights Plan" (as defined below) without prior stockholder approval. For purposes of this Article, the term "Rights Plan" refers generally to any plan providing for the distribution of preferred stock, warrants, options or debt instruments to the stockholders of the Corporation, designed to assist the Board of Directors in responding in a negative manner to unsolicited takeover proposals and significant stock accumulations by conferring certain rights on shareholders upon the occurrence of a "triggering event," such as a tender offer or third party acquisition of a specified percentage of stock.
>
> (b) The Corporation shall redeem the rights issued under any Rights Plan in effect as of the date these Articles were amended to add this Article O.

Paragraph (a) of the Proposal provides that the Company add a new provision to the articles providing that the board of directors of the Company cannot adopt or maintain a shareholder rights plan absent shareholder approval (the "Shareholder Approval Provision"). Paragraph (b) of the Proposal adds a new provision to the articles requiring the Company to redeem any shareholder rights plans currently in effect (the "Redemption

Provision"), which would force the Company to redeem its current shareholder rights plan, entered into on December 16, 2016, and set to expire on August 31, 2018.

The Proposal, if implemented, would (i) prohibit the board from exercising its discretion to adopt and maintain a rights plan absent shareholder approval and (ii) require the board to redeem the current rights plan, in each case regardless of any facts and circumstances that may exist.

II. Discussion

A. The controlling Marshall Islands law follows the corporation law of Delaware.

Because the Company is a Marshall Islands corporation, its internal affairs are governed by Marshall Islands law. *Kamen* v. *Kemper Fin. Servs., Inc.*, 500 U.S. 90 (1991) (applying law of state of incorporation to derivative suit in federal court); *Rosenquist* v. *Economou*, 3 MILR 144, 151 (Marshall Islands 2011) ("The parties correctly agree that because DryShips is a Marshall Islands corporation, Marshall Islands law controls."). The governing statute for all Marshall Islands business corporations is the Marshall Islands Business Corporations Act (the "BCA"). 52 Marsh. Is. Rev. Code, Part 1.

For the reasons set forth below, we believe that the Proposal, if implemented, would be invalid under the BCA, and is not a proper subject for action by shareholders of the Company.

In reaching this opinion, we start with the general proposition that Marshall Islands law grants the authority to manage the business of a Marshall Islands corporation to its directors. This authority, although not unlimited, is provided in Section 48 of the BCA, which provides:

> Subject to limitations of the articles of incorporation and of this Act as to action which shall be authorized or approved by the shareholders, all corporate powers shall be exercised by or under authority of, and the business and affairs of every corporation shall be managed by, a board of directors.
>
> BCA § 48.

This broad grant of authority, which may be limited only by an amendment to the articles of incorporation—a company's foundational governing document—mirrors Delaware law. Section 141(a) of the DGCL provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."[1]

There is no Marshall Islands judicial precedent governing the ability of a Marshall Islands corporation to restrict the managerial authority of its board of directors derived from Section 48 of the BCA. However, the BCA, in addition to largely following the text of the DGCL, also expressly incorporates the non-statutory law of the State of Delaware

> This Act shall be applied and construed to make the laws of the Republic, with respect to the subject matter hereof, uniform with the laws of the State of Delaware . . . .
>
> Insofar as it does not conflict with any other provision of this Act, the non-statutory law of the State of Delaware . . . is hereby declared to be and is hereby adopted as the law of the Republic . . . .
>
> BCA § 28.

Our opinion therefore relies substantially on the case law of Delaware in the absence of controlling Marshall Islands law. *Rosenquist*, 3 MILR at 1521 ("Marshall Islands law instructs this Court to look to Delaware corporate law").

For the reasons set forth below, in our opinion, the Proposal, if adopted by the shareholders, would be invalid under the BCA.

B. Under the BCA, the Proposal would constitute an impermissible limitation on director authority.

Section 48 of the BCA provides that "all corporate powers shall be exercised by or under authority of, and the business and affairs of every corporation shall be managed by, a board of directors," subject to certain circumscribed limitations set forth in the articles of incorporation or the BCA. This provision reflects the fundamental principle of Delaware and Marshallese law that the power to manage the corporation is granted to its board of directors and not the shareholders, and that that power is to be exercised in accordance with the directors' fiduciary duties. BCA § 48; *see also* DGCL § 141(a); *Paramount Commc'ns, Inc.* v. *Time Inc.*, 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); *Smith* v. *Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle . . . that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

---

[1] The BCA uses the term "articles of incorporation." The DGCL uses the term "certificate of incorporation." This opinion uses the term "charter" to refer to both.

Delaware common law, moreover, limits incursions on the managerial authority of the board even by the stockholders. *See, e.g., Paramount Commc'ns, Inc.* v. *Time Inc.*, 1989 WL 79880, at *30 (Del. Ch.), *aff'd*, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

The powers of the board of directors, and the directors' concomitant duty to exercise their fiduciary duties, apply especially in the board's response to takeover proposals, including the adoption of defensive measures. *E.g., Revlon, Inc.* v. *MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1985) ("[T]he adoption of a defensive measure . . . was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."); *Jones Apparel Grp., Inc.* v. *Maxwell Shoe Co.*, 883 A.2d 837, 852 (Del. Ch. 2004) (noting that the power to approve a merger is a "core director [duty]" which may not be susceptible to limitation even in a corporation's charter); *Air Prods. & Chems., Inc.* v. *Airgas, Inc.*, 16 A.3d 48, 58 (Del. Ch. 2011) (upholding the board's adoption of a rights plan to block a takeover bid, "irrespective of stockholders' desire to accept it" and noting that "[t]he fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders").

In *CA, Inc.* v. *AFSCME Employees Pension Plan*, the Delaware Supreme Court held that the validity of a limitation on the directors' fiduciary duties does not turn on whether the limitation is imposed by the stockholders or directors. 953 A.2d 227 (Del. 2008). The Court was asked to resolve the validity of a bylaw proposed by stockholders that would require directors to reimburse stockholders for proxy expenses. Ten years earlier, in *Quickturn Design Systems, Inc.* v. *Shapiro*, the Delaware Supreme Court had held that a board was not permitted to adopt a rights plan that would have prevented a new board of directors from engaging in a merger. 721 A.2d 1281 (Del. 1998). Applying *Quickturn*, the *CA* court held that a stockholder-imposed limitation on the board's exercise of its fiduciary duties impermissibly infringed on board authority in the same manner. *CA, Inc.*, 953 A.2d at 239.[2] The court ruled that stockholder approval does not validate an otherwise impermissible limitation of the managerial authority of the directors, reasoning that "the internal governance contract—which here takes the form of a bylaw—is one that would also prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to [do so]. That this limitation would be imposed by a majority vote of the shareholders rather than by the directors themselves, does not . . . legally matter." *Id.*

The Proposal constitutes an even greater incursion by the shareholders on the board's power to administer rights plans, the area identified by the Delaware Supreme

[2] The *Quickturn* and *CA, Inc.* decisions are grounded in non-statutory Delaware law concerning the fiduciary duties of directors and to that extent are applicable in construing the BCA. BCA § 13. Indeed, in *CA*, the Court states that its finding is based on violation of a "common law precept" and not a statutory provision. *CA, Inc.*, 953 A.2d at 238.

Court in *Quickturn* as of "fundamental importance," than did the proposal invalidated in *Quickturn.* 721 A.2d at 1292. The *Quickturn* provision only imposed a temporary restriction on the board's ability to redeem a rights plan in limited circumstances. In contrast, the Redemption Proposal requires the Company's board of directors to terminate the Company's current rights plan, contravening the board's best judgment in establishing the rights plan, and irrespective of whether such an action would be consistent with the directors' fiduciary duties. The Shareholder Approval Provision, moreover, would prevent the board from acting to implement a new rights plan in response to coercive takeover maneuvers or a takeover proposal, even where such a defensive measure would constitute an appropriate exercise of board discretion well-established in Delaware law—for example, in response to a hostile bid or in an attempt to auction the Company to the highest bidder. *See Revlon*, 506 A.2d at 181 (properly implemented rights plan "spurred the bidding to new heights, a proper result of its implementation"); *CRTF Corp.* v. *Federated Dep't Stores, Inc.*, 683 F. Supp. 422, 439 (S.D.N.Y. 1988) (rights plan "provides the directors with a shield to fend off coercive offers, and with a gavel to run an auction").

The Delaware Supreme Court in *CA* observed that "[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." *CA, Inc.*, 953 A.2d at 238. The *CA* court extended the holding of *Quickturn* to stockholder-imposed limitations on the power of the board of directors such as the Proposal and found that the stockholder-proposed bylaw under consideration by the court was impermissible as it would "commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *Id.* at 238, 239. The Proposal, if implemented, would similarly commit the Company's board of directors to a course of action that would prevent the board from acting in certain foreseeable circumstances even where the board recognizes a duty to act in fulfillment of its fiduciary duties. As noted above, neither BCA § 48 nor any other provision of the BCA removes from the board the ultimate responsibility to manage the business of the corporation and for the directors to exercise their best judgment in circumstances where this is necessary to fulfill their fiduciary duties. *See id.* at 240 ("Although the fiduciary duty of a Delaware director is unremitting, the exact course of conduct that must be charted to properly discharge that responsibility will change in the specific context of the action the director is taking.") (citation omitted); *see also Airgas*, 16 A.3d at 128 (upholding the board's adoption of a rights plan and noting that "[t]he fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals [and] [t]hat duty may not be delegated to the stockholders"). The Delaware Supreme Court in *CA* noted that the stockholder proposal at issue in that case "contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case" to take the action prohibited by the proposal. *CA, Inc.*, 953 A.2d at 240.

Both components of the Proposal—*i.e.*, both the Redemption Provision and the Shareholder Approval Provision—restrict the flexibility of the board of directors more stringently than in *CA, Inc.* and similarly contain no "fiduciary out" pursuant to which the directors may fully exercise their fiduciary duties by implementing a rights plan in response to takeover threat.

There is some question under Delaware law whether the incursions upon director control that were invalidated in *CA* and *Quickturn* may have been permissible if they had been enacted as an amendment to the corporate charter in question. *See CA, Inc.*, 953 A.2d at 239 n. 32 (citing DGCL § 102(b)); *Quickturn*, 721 A.2d at 1291. Although the opinions in those cases suggest they may have been, other Delaware decisions indicate that a certain extent of board authority remains inalienable and cannot be restricted even by provisions of the certificate of incorporation. *See Jones Apparel*, 883 A.2d at 846 n. 22 (noting that "the ability to adopt charter provisions [affecting the board's authority] is not unlimited"); *id.* at 852 (the power to approve a merger is a "core director [duty]" that may not be susceptible to limitation even in a corporation's charter); *see also Sterling* v. *Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952) (charter provisions which "transgress a statutory enactment or a public policy settled by the common law" may be invalidated); Frederick H. Alexander & James D. Honaker, *Stockholders in Corporate Governance: Power to the Franchise or the Fiduciaries?: An Analysis of the Limits on Stockholder Activist Bylaws*, 33 Del. J. Corp. L. 749, 769 (2008) ("There may also be reasons why even a charter cannot provide for provisions that limit the board's managerial power.").

In any event, even if a provision similar to the Proposal were permissible as an amendment to the charter of a Delaware corporation, this would not determine whether the Proposal, if adopted, would constitute a permissible amendment to the charter of a Marshall Islands corporation. Under DGCL § 242(b)(1), any amendment to the charter of a Delaware corporation necessarily requires the approval of both the board of directors and the shareholders. This distinction is fundamental to the deference the Delaware courts give to shareholder provisions embedded in the certificate of incorporation. *See Jones Apparel*, 883 A.2d at 843 (expressing "the fundamental commitment that Delaware has to flexibility in corporate governance, when that flexibility is expressed through a charter provision that, by definition, had support from not only the stockholders, but also the managers"); *id.* at 838, 850 (emphasizing the fundamental principle of preserving "wide room for private ordering ... when such private ordering is reflected in the corporate charter" and specifying that this principle of private ordering concerns "the ability of managers and stockholders to engage in private ordering through the certificate"). Accordingly, even if the kind of limitation of director authority contemplated by the Proposal could be effectuated through a charter amendment of a Delaware corporation, the limitation in that case would necessarily involve a decision by directors themselves as well as the stockholders.

This is not the case under Marshall Islands law, however, because the BCA permits shareholders to amend corporate charters without director approval, as contemplated by the Proposal. BCA § 88(1). Therefore, while *CA* concerns a proposed bylaw amendment (which under Delaware law can be approved by shareholders only) rather than a charter amendment, its reasoning applies squarely to the question at issue here—whether a limitation on core director power "may be proposed and enacted by shareholders without the concurrence of the Company's board of directors." *CA, Inc.*, 953 A.2d at 231. The Court ruled it could not.

In addition, under Delaware law there is a statutory mandate to include provisions in the certificate of incorporation limiting the power of directors, beyond and in addition to the permissible scope for bylaw provisions "relating to … the rights or powers of … directors." DGCL § 109(b); *cf.* DGCL § 102(b)(1) (providing that "the certificate of incorporation may also contain ... any provision ... limiting ... the powers of ... the directors."). Section 102(b)(1) of the DGCL is cited in *CA* to support the proposition that limitations on director authority which are not permitted in the bylaws of a Delaware corporation may be permitted in its charter. 953 A.2d at n. 32. However, a statutory grant of authority to limit directors' power in the charter analogous to Section 102(b)(1) of the DGCL is wholly absent from the BCA, as discussed in greater detail in Section C of this opinion. Under Marshall Islands law, therefore, there is no comparable statutory support for greater deference to limitations on directors' authority contained in the charter as opposed to in the bylaws.

To construe Marshallese corporate law to permit shareholders to amend the charter directly without the limitations well-established under Delaware law would pose an untenable conflict with Section 13 of the BCA, which incorporates the law of Delaware into the BCA. The bedrock principle of both Delaware and Marshall Islands corporate law is that directors, not shareholders, run the company. *Time*, 571 A.2d at 1154. Permitting Marshallese shareholders to infringe, by charter amendment, on the managerial authority of directors to the extent set out in the Proposal would upset the Marshall Islands scheme of corporate governance and make Delaware law inapplicable to Marshall Islands corporations.

Based on the foregoing authorities, the Proposal, if adopted, would infringe the board's exercise of its managerial authority in the very context which the Delaware Supreme Court in *Quickturn* identified as of "fundamental importance to the shareholders—negotiating a possible sale of the corporation." *Quickturn,* 721 A.2d at 1291-92. In our opinion, the Proposal is therefore inconsistent with Marshall Islands law and invalid under the BCA.

C. <u>The Proposal exceeds the statutory grant of power to the shareholders to limit directors' authority by amendment of a Marshall Islands charter and therefore is not a proper subject for shareholder action.</u>

As discussed *supra*, the directors' authority to manage the affairs of a Marshall Islands corporation is embodied in Section 48 of the BCA: "all corporate powers shall be exercised by or under authority of . . . a board of directors" subject to limitations "as to action which shall be authorized or approved by the shareholders." BCA § 48. While Section 48 of the BCA contemplates that this general grant of authority may be limited by a requirement of shareholder authorization or approval, it does not authorize shareholders to take a corporate action directly. The Redemption Proposal, by mandating that the Company "redeem the rights" issued under the Company's existing rights plan, would exceed the scope of the limitations permitted in Section 48 of the BCA by permitting shareholders to unilaterally direct a corporate action, rather than having shareholders act in an authorizing or ratifying capacity. As discussed *infra*, there is no other relevant statutory authorization, and the Redemption Proposal is accordingly not a proper subject for action by the shareholders of the Company and, if implemented, would violate Marshall Islands law.

Section 48 of the BCA requires that limitations of the directors' managerial authority be set forth in the charter. In addition, Section 28 of the BCA sets out general categories of provisions which are required or permitted to be included in the charter of a Marshall Islands corporation. The only such category relevant to the Proposal is set forth in paragraph (l) of Section 28, which permits "any provision, not inconsistent with law, which the incorporators elect to set forth in the articles of incorporation for the regulation of the affairs of the corporation," and "any provision which under this Act is *required or permitted to be set forth in the bylaws*." *Id.* (emphasis added). Under Section 33(2) of the BCA, the bylaws, in turn, are permitted to contain "any provision relating to the business of the corporation, the conduct of its affairs, its rights or powers or the rights or powers of its shareholders, directors or officers, *not inconsistent with this Act* or any other statute of the Republic or the articles of incorporation." BCA § 33(2) (emphasis added).

The Company's incorporators did not include in its charter any provision for the mandatory redemption of rights plans nor any requirement of advance shareholder approval for the adoption of rights plan, as the Proposal would require. For the reasons discussed in Section B of this opinion, the Proposal is in our opinion inconsistent with the BCA and therefore would not be permitted to be set forth in the bylaws under Section 33(2) and in turn would fall outside the scope of charter provisions permitted pursuant to Section 28(l).

In addition, Delaware law interpreting substantially identical provisions of the DGCL further supports our opinion that the Shareholder Proposal and the Redemption Proposal are outside the scope of charter provisions permitted pursuant to Section 28(l) and are not a proper subject for shareholder action. As noted *supra*, Section 102(b)(1) of the DGCL includes a provision explicitly providing for limitations on the power of directors to be included in the charter. DGCL § 102(b)(1) (providing that "the certificate of incorporation may also contain ... any provision ... limiting ... the powers of ... the directors."). No such provision is included in Section 28 of the BCA. However, DGCL Section 102(b)(1) permits "[a]ny provision which is required or permitted … to be stated in the bylaws," analogously to Section 28(l) of the BCA. Further, Section 109(b) of the DGCL is substantially identical to the relevant portion of Section 33(2) of the BCA, providing that the bylaws may include provisions "relating to … the rights or powers of … directors."

To interpret the scope of charter provisions permitted pursuant to Section 28(l), we may therefore look to Delaware case law interpreting the permissible scope of shareholder bylaws adopted pursuant to DGCL § 109(b). First, a shareholder bylaw adopted under Section 109(b) of the DGCL is impermissible if it "mandates" a decision the board is to take, or does not "reserve to [the company's] directors their full power to exercise their fiduciary duty." *CA, Inc.*, 953 at 240. Second, the subject-matter of a bylaw must be "process-oriented" or "process-creating": it must "establish[] or regulate[] a process for substantive decision-making," rather than imposing any decisions. *Id.* at 235; *accord Gorman v. Salamone*, 2015 WL 4719681, at *15 (Del. Ch.) ("Valid bylaws focus on process, and whether or not a bylaw is process-related must necessarily be determined in light of its context and purpose. The Court may look to the intent and effect of a bylaw to determine whether it is a proper subject for stockholder action; even facially procedural bylaws can unduly intrude upon board authority.") (citations and internal quotation marks omitted). The Delaware Court of Chancery and the Delaware Supreme Court have suggested that if a company or its shareholders are to place any restrictions on the ability of the directors to exercise their full discretion to manage the company, in accordance with their fiduciary duties, these restrictions must be placed in the charter. *See, e.g.*, *Quickturn*, 721 A.2d at 1292 (Del. 1998); *CA, Inc.*, 953 A.2d at 239-40 & n.32; *Carmody* v. *Toll Bros., Inc.*, 723 A.2d 1180, 1189 (Del. Ch. 1998).

There is little doubt that the Proposal would not be permissible in Delaware if it were adopted as part of a corporation's bylaws.

First, the Shareholder Approval Provision does not have the proper subject matter for a bylaw because it does not regulate how the board may exercise its fiduciary duties to adopt a rights plan; it prevents the board from adopting a rights plan at all, barring shareholder consent. This oversteps the mark. For example, at the outer limit of what is acceptable as a bylaw, the Delaware Supreme Court has held that it is permissible for a bylaw to require that a board of directors make all its decisions unanimously. *Frantz Manufacturing Co.* v. *EAC Indus.*, 501 A.2d 401, 407 (Del. 1985). The *Frantz* bylaw, which the Delaware Court of Chancery described as "severe," remained valid because it was a "rule[] by which the corporate board conducts its business." *Hollinger Int'l, Inc.* v. *Black*, 844 A.2d 1022, 1078-79 (Del. Ch. 2004), *aff'd*, 872 A.2d 559 (Del. 2005). By contrast, the Shareholder Approval Provision bars the board from conducting its business: the board no longer has the authority, on its own, to adopt a rights plan. Even more clearly, the Redemption Provision does not set out any process for the board to follow in exercising its fiduciary duties. Instead, it "mandates the decision" that the board shall redeem the rights under the current rights plan. *CA, Inc.*, 953 A.2d at 235.

The Redemption Provision clearly is not limited to setting the process for the board's decision, but imposes a decision on the company without board involvement. In addition, the Shareholder Approval Provision unavoidably limits the board's discretion in response to a takeover proposal, as discussed *supra*, and therefore is a substantive and not merely procedural limitation.[3] Therefore, neither part of the Proposal is within the scope

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[3] Relatedly, the Redemption Provision would require the Company to redeem each outstanding right at a price of $0.01 per right. This would require the Company to expend $549,673.32 plus legal and administrative expenses. The expenditure of such funds without Board approval is not a proper subject for shareholder action. The Delaware Court of Chancery has recognized, in connection with a stock repurchase, that the expenditure of corporate funds clearly falls within the directors' discretion. *UIS, Inc.* v.

of charter provisions permitted pursuant to Section 28(l) of the BCA. The proposal exceeds the statutory grant of power to the shareholders to limit directors' authority by amendment of a Marshall Islands charter and therefore is not a proper subject for shareholder action.

* * *

For the reasons set forth above, it is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company and would, if implemented, violate Marshall Islands law.

Very truly yours,



(cont'd)

Walbrow Corp., 1987 WL 18108, at *2 (Del. Ch.) ("The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the company's funds."). Under *CA*, a shareholder proposal requiring a "mandatory payment" is presumptively not process-oriented and not a proper subject of a bylaw amendment. 953 A.2d at 236.